UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

[As published on December 23, 2019]

December 23, 2019

Notice is hereby given that an extraordinary general meeting of shareholders (the “Extraordinary General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on Monday, February 3, 2020, at 10:00 a.m. (Israeli time), at the offices of Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel, for the following purpose:

Election to the Company’s Board of Directors (the “Board of Directors”) of Dr. Robert Stein as an External Director, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) to serve for a three-year term commencing as of the date of the Meeting.

Shareholders of record (including shares held through a bank, broker or other nominee that is a shareholder of record) at the close of business on Thursday, January 2, 2020, are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Extraordinary General Meeting in person.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of the above-described proposal.

In addition, the election of our External Director nominee pursuant to the proposal requires that one of the following two voting requirements are also met:

•

the majority voted in favor of the election of the External Director nominee includes a majority of the votes of shareholders who are neither controlling shareholders nor possess a conflict of interest (referred to under the Companies Law as a “personal interest”) (other than a conflict of interest that does not derive from a relationship with a controlling shareholder) in that re-election that are voted at the Meeting, excluding abstentions; or

•

the total number of votes of non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the election of the External Director nominee does not exceed two percent (2%) of the aggregate voting power in the Company.

For purposes of the above special voting requirements for the proposal, Sun Pharmaceutical Industries Ltd. and certain affiliates will be deemed collectively to constitute a controlling shareholder of the Company, and their votes will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved.

You can vote your shares by attending the Meeting, or by any of the following alternative means: (i) completing and signing a proxy card or voting instruction form (for record shareholders and shareholders holding their shares in “street name,” respectively); or (ii) recording your vote over the Internet (at the website www.voteproxy.com) by following the instructions on the enclosed proxy card or voting instruction form. If you are a record shareholder voting by mail or over the Internet, the proxy must be received by our transfer agent not later than 11:59 a.m., EST, on Sunday, February 2, 2020, or, if sending in your proxy directly to our Israeli registered office, it must be received not later than 4:00 a.m. Israeli time on Monday, February 3, 2020, in each case to be validly included in the tally of ordinary shares voted at the Meeting. If you hold your ordinary shares in “street name,” an earlier deadline may apply to receipt of your voting instruction form by your broker, trustee or nominee, if indicated on such form. Shareholders who subsequently revoke their proxies may vote their shares in person. An electronic copy of the proxy materials will also be available for viewing in the “Investor Relations” portion of our website at http://www.taro.com. The full text of the proposed resolution, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, January 5, 2020, at the registered office of the Company, 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, during weekday business hours (Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israeli time)). Our telephone number at our registered office is +972-4-847-5700.

2

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi

Chairman of the Board of Directors

3

TARO PHARMACEUTICAL INDUSTRIES LTD.

_____________________

PROXY STATEMENT

_____________________

This Proxy Statement is furnished to the holders of ordinary shares, nominal (par) value New Israeli Shekel (“NIS”) 0.0001 each (“Ordinary Shares”) and founders’ shares, nominal (par) value NIS 0.00001 (“Founders' Shares”), of Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the extraordinary general meeting of shareholders (the “Extraordinary General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Monday, February 3, 2020, at 10:00 a.m. (Israeli time) at the offices of Meitar Liquornik Geva Leshem Tal, our Israeli legal counsel, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel.

At the Meeting, the following matter will be considered:

Election to the Board of Directors of Dr. Robert Stein as an External Director, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”), to serve for a three-year term commencing as of the date of the Meeting.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the above proposal.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Thursday, January 2, 2020. You are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on January 2, 2020, or which appear in the participant listing of a securities depository on that date. In that case, these proxy materials are being forwarded to you by your bank, broker, or other nominee.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In that case, these proxy materials are being sent directly to you.

Quorum

As of December 30, 2019, we had 38,258,077 Ordinary Shares and 2,600 Founders’ Shares issued and outstanding. Each Ordinary Share outstanding as of the close of business on the record date (January 2, 2020) is entitled to one vote upon each of the proposals to be presented at the Meeting. The Founders’ Shares, all of which are held by Alkaloida Chemical Company Exclusive Group Ltd., a subsidiary of our controlling shareholder, Sun Pharmaceutical Industries Ltd. (“Sun Pharma”), are entitled, in the aggregate, to one-third of the total voting power of all of our voting shares. Under our Articles of Association, the Meeting will be properly convened if at least three shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least one-third (1/3) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to February 10, 2020 (to the same day of week, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting, the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular proposal and has not received instructions from the beneficial owner. It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote on a particular proposal.

Majority Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes broker non-votes and abstentions) is necessary for the approval of the proposal. Apart from the purpose of determining a quorum, broker non-votes do not count towards determining whether the requisite majority has been achieved. Abstentions, as well, are not treated as a vote “FOR” or a vote “AGAINST” a proposal, and therefore do not impact whether the requisite majority has been achieved.

In addition to the simple majority required for the approval of the proposal, the election of the External Director nominee pursuant to the proposal also requires that either of the following conditions be met:

•

the majority voted in favor of the election of the External Director nominee includes at least a majority of the votes of non-controlling shareholders who also lack a conflict of interest (referred to as a “personal interest” under the Companies Law) (other than a conflict of interest that does not derive from a relationship with a controlling shareholder) in the approval of that election that are voted thereon (not including abstentions); or

•

the total number of votes of such non-controlling, non-conflicted shareholders voted against the election of the External Director nominee does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager (that is, its chief executive officer).

Sun Pharma and certain of its affiliates have indicated to the Company that they believe that they collectively constitute a controlling shareholder. Consequently, for the purposes of the proposal, the shares owned or controlled by them (or by entities under their control) will not be counted among the votes of the non-controlling, non-conflicted shareholders.

A “personal interest” of a shareholder under the Companies Law (a) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least five percent (5%) of the shares or has the right to appoint a director or the chief executive officer; and (b) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on the proposal at the Meeting; however, the vote of such shareholders will not be counted towards or against the special majority described in the first bullet point above and, if voted against the election of the External Director nominee, will not count towards the two percent (2%) threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest in the election of the External Director nominee under the proposal. Failure to so inform us disqualifies that shareholder from participating in the vote on the election of the External Director nominee. In order to confirm that you lack a conflict of interest in the election of the External Director nominee and in order to therefore be counted towards or against the special majority required for that election, you must check the box “FOR” in Item 1A on the accompanying proxy card or voting instruction form when you record your vote or voting instruction on the proposal.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the re-election of the External Director nominee under the proposal, you should check the box “AGAINST” in Item 1A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of the proposal, but will not be counted towards or against the special majority required for approval of the proposal.

How You Can Vote

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, these proxy materials are being sent directly to you by our transfer agent.

You can vote your shares by attending the Meeting, or by any of the following alternative means: completing and signing a proxy card; or recording your vote over the Internet (at the website www.voteproxy.com) by following the instructions on the enclosed proxy card. If you vote via the proxy card that has been mailed to you, please be certain to complete, sign and return it in the envelope that was enclosed with it. You may change your mind and cancel your proxy card by sending our Company written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our registered Israeli offices at 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, by 4 a.m., Israeli time on February 3, 2020, or our registrar and transfer agent receives it in the enclosed envelope, not later than noon EST on February 2, 2020. Internet voting should be submitted by 11:59 p.m. EST on February 1, 2020.

Shareholders Holding in “Street Name”

If your Ordinary Shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares, including providing voting instructions through the Internet (at the website www.voteproxy.com). All votes should be submitted by 11:59 p.m. EST on February 1, 2020, (or such earlier deadline as may be indicated on the instructions that you receive) in order to be counted towards the tally of Ordinary Shares voted at the Meeting. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement showing that you owned your Ordinary Shares at or about the record date.

Various Voting Scenarios

If you are a shareholder of record and provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board (assuming that you have indicated “FOR” in Item 1A, thereby confirming that you lack a conflict of interest concerning that proposal and are not a controlling shareholder). However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the record shareholder of your shares to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The sole proposal on the Meeting agenda will not be considered routine. Therefore, absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion with respect to the election of the external director nominee pursuant to the proposal. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the proposal. Those shares will therefore have no impact on the outcome of the voting on the proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on this important matter. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Revocation of a Proxy or Voting Instructions

Shares Held by Record Shareholders

If you a record shareholder, any proxy that you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked in one of three ways:

•

you can send a written notice stating that you would like to revoke your proxy, which notice must be received in our Israeli offices at least six hours prior to the time set for beginning the Meeting (i.e., by 4:00 a.m., Israeli time, on February 3, 2020);

•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or
•

you can attend the Meeting, and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairman of the Meeting and then vote in person. Your attendance at the Meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to us in advance of the Meeting should be delivered to our Israeli offices, located at 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, Attention: Ohad Rosner, Senior Counsel - Israeli Operations, Director, or hand-delivered to the chairman of the Meeting at or before the taking of the vote at the Meeting.

Shares Held in Street Name

If your shares are held on the New York Stock Exchange via a stock brokerage account or by a bank or other nominee, in order to change your voting instructions, you must follow the directions from your broker, bank or other nominee.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about January 6, 2020. Certain officers, directors and employees, of the Company, none of whom will receive additional compensation therefor, may solicit proxies by email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

We will tally the final voting results based on the information provided by our transfer agent, and will publish the overall results of the Meeting following the Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” portion of our Company’s website, at http://www.taro.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of December 30, 2019 by:

■	each person or entity known by us to own beneficially five percent (5%) or more of our outstanding shares;

■	each of our directors and executive officers individually; and

■	all of our executive officers and directors as a group.

The beneficial ownership of Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership (whether as of December 30, 2019, or whether due to the right to have that power or benefit within 60 days thereafter). The percentage of shares beneficially owned shown below is based on 38,258,077 Ordinary Shares outstanding as of December 30, 2019.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares.

Unless otherwise noted below, each beneficial holder's address is c/o Taro Pharmaceutical Industries Ltd., 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Sun Pharmaceuticals Industries Ltd. (1)	29,497,813	77.10%
Dilip Shanghvi (2)	—	0.00%
Abhay Gandhi	—	0.00%
Sudhir Valia (3)	—	0.00%
Uday Baldota	—	0.00%
Linda Benshoshan	—	0.00%
Elli Streit	—	0.00%
Dov Pekelman	—	0.00%
James Kedrowski	—	0.00%
Mariano Balaguer (4)	—	0.00%
Avi Avramoff, Ph.D.	—	0.00%
Itamar Karsenti	—	0.00%
Michele Visosky	*	*
Chantal LeBlanc	—	0.00%
Richard Glaze	—	0.00%
Ori Gutwerg	—	0.00%
Total for all directors and officers (15 persons) listed above, as a group	*	*

* Less than 0.01%.

 ___________________________

(1)	As reported in the Schedule 13D/A filed by Sun Pharma on November 27, 2013. The address of Sun Pharma is Sun House, Plot No. 201/B-1, Western Express Highway, Goregaon (East), Mumbai—400063, India.
(2)

Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.4% of Sun Pharma. As of December 30, 2019, Sun Pharma and its affiliates owned 77.1% of our outstanding Ordinary Shares.

(3)	Sudhir Valia is also a director of Sun Pharma. As of December 30, 2019, Sun Pharma and its affiliates owned 77.1% of our outstanding Ordinary Shares.
(4)	Mariano Balaguer resigned his position as VP, CFO and Chief Accounting Officer effective as of January 3, 2020.

The following table sets forth certain information regarding the ownership of our Founders’ Shares by our directors and officers as of December 30, 2019. The percentage of ownership is based on 2,600 Founders’ Shares outstanding as of December 30, 2019.

Name	Number of Founders’ Shares	Percentage of Outstanding Founders’ Shares
Alkaloida Chemical Company Exclusive Group Ltd.(1)	2,600	100.00%

____________________________

(1)

Alkaloida Chemical Company Exclusive Group Ltd., or Alkaloida, a subsidiary of Sun Pharma, owns all 2,600 of our outstanding Founders’ Shares and is entitled to exercise one-third of the total voting power in our company regardless of the number of Ordinary Shares then outstanding. As a result of the control that may be deemed to be held by Alkaloida, each of Dilip Shanghvi and Sudhir Valia may be deemed to beneficially own the Founders’ Shares held by Alkaloida. Each of Mr. Shanghvi and Mr. Valia disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

PROPOSAL

ELECTION OF EXTERNAL DIRECTOR

Background

Under the Companies Law, companies such as ours that are incorporated under the laws of the State of Israel whose shares, inter alia, are listed for trading on a stock exchange or have been offered to the public by a prospectus and are held by the public are generally required to have at least two External Directors. As previously disclosed by us, Mr. Elhanan (Elli) Streit, who has served alongside Ms. Linda Benshoshan as our second External Director for a three-year term since December 2016, concluded his service on December 31, 2019. As required under the Companies Law, we have located an appropriate replacement— Robert Stein, M.D., Ph.D— to serve as the second External Director on our Board. The Board, after reviewing Dr. Stein’s credentials and obtaining the requisite declarations from him, has nominated Dr. Stein for initial election as an External Director at the Extraordinary General Meeting. It is intended that proxies (other than those voted against Dr. Stein’s election, or those that fail to confirm whether the shares are held by a non-conflicted, non-controlling shareholder) will be voted for the election of Dr. Robert Stein as an External Director of the Company. If elected, Dr. Stein will hold office for a three-year term that will commence on February 3, 2020, unless his service is earlier terminated under the Companies Law or the Company’s Articles of Association.

The Companies Law provides that a person may not be elected as an External Director if the person or the person’s relative, partner, employer, anyone to whom the person is subordinate, directly or indirectly, or any entity under the person’s control has, as of the date of the person’s election to serve as an External Director, or had, during the two years preceding that date, any affiliation (as defined below) with:

(i)	the Company;
(ii)	any entity controlling the Company as of the date of the election; or
(iii)	any entity controlled by the Company or under common control with the Company as of the date of the election or during the two years preceding that date.

The term “affiliation” includes an employment relationship, a commercial or professional relationship maintained on a regular basis or control of the Company, as well as service as an office holder (as defined below).  Under the Companies Law, “relative” is defined as a spouse, brother or sister, parent, grandparent, child, and a child/brother/sister/ parent of such person’s spouse or the spouse of any of the foregoing.

The Companies Law defines the term “office holder” as general manager (that is, the chief executive officer), chief business manager, vice-general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, any director and any manager that reports directly to the general manager.

The Companies Law further provides that no person can serve as an External Director if the person’s other positions or businesses create, or may create, a conflict of interest with the person’s responsibilities as an External Director or may otherwise interfere with the person’s ability to serve as an External Director.

Until the lapse of two years from the time in which the External Director serves as such, a company may not engage a former External Director to serve as an office holder and cannot employ or receive professional services from such former External Director for consideration, either directly or indirectly, including through a corporation controlled by such former External Director.

A person shall be qualified to serve as an External Director only if he or she possesses accounting and financial expertise or professional competence.  At least one External Director must possess accounting and financial expertise.  Under the regulations of the Companies Law, a director has “financial and accounting expertise” if, inter alia, he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business and accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion in respect of the manner in which the financial data is presented. A director has “professional competence” under such regulation if, inter alia, he or she has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in, or completion of, other higher learning, each in an area relevant to the company’s business, or has at least an aggregate of five years’ experience in a senior position in any one or any combination of the following: (a) the business management of a corporation with a substantial scope of business; (b) public office or public service; or (c) the field of the company’s business.

The Companies Law provides that when a company appoints an External Director, if all members of the board of directors of the company are of one gender, then at least one External Director shall be of the other gender.

The Companies Law also provides that a shareholders’ general meeting at which the appointment of an External Director is to be considered will not be called unless the nominee has declared to the company that he or she complies with the qualifications for appointment as an External Director.  Dr. Stein has declared to us that he possesses the qualifications and complies with the requirements for appointment as an External Director under the Companies Law, and is capable of dedicating the appropriate amount of time for the performance of his role as an External Director of the Company considering, inter alia, the Company’s size and special needs, and has agreed to stand for election.  A copy of that declaration is available for inspection at our offices in Haifa, Israel.

The initial term of an External Director is three years and may be extended for two consecutive three-year terms.  In accordance with the regulations under the Companies Law, companies such as ours whose securities are listed on one of a number of non-Israeli stock exchanges, may re-appoint an External Director for additional three-year terms, in excess of the nine years described above, if the audit committee and the board of directors confirm that, due to the expertise and special contribution of the External Director to the work of the board and its committees, his or her re-appointment is in the best interests of the company.  The same special majority is required for election of the External Director for each additional three-year term as was required for the initial term, with the additional requirement that the board of directors’ and audit committee’s arguments in favor of election for such additional term and the number of terms already served by the External Director, be presented to the general meeting prior to the vote.

An External Director may only be removed from office during his or her three-year term if the External Director ceases to meet the statutory qualifications for appointment or if he or she violates his or her duty of loyalty to the company.   In such an event, an External Director could only by removed by a vote carrying the same percentage of votes as is required for the election of an External Director, or by a court.

Each committee of a company’s board of directors, that is empowered to exercise one of the functions of the board of directors, is required to include at least one External Director, except for the audit committee and the compensation committee, which are required to include all of the External Directors.

Under the Companies Regulations (Leniencies for Public Companies whose Shares are Listed for Trading on a Stock Exchange Outside of Israel), 5760-2000 as applied to Sections 4 and 5 of the Companies Regulations (Rules Regarding Remuneration and Expenses of External Directors), 5760-2000 (the “Remuneration Rules”), Dr. Stein’s remuneration as an External Director was required to be fixed (subject to adjustments based on changes in the Israeli consumer price index) and agreed upon with the Company prior to his acceptance of his nomination. Consequently, Dr. Stein has agreed, if elected, to receive remuneration in accordance with Section 5(f) of the Remuneration Rules.  In accordance with the foregoing, Dr. Stein will receive the same remuneration as is paid to our other External Director, consisting of an annual fee of NIS 148,575 and a fee of up to NIS 5,715 per meeting attended, which amounts are subject to change due to changes in the Israeli consumer price index.

The following biographical information is supplied with respect to Dr. Stein, based upon information provided by him to the Company:

Robert B. Stein, MD, Ph.D, has played a key role in bringing various drugs to the market over the course of his career. Since July 2007, Dr. Stein runs a biotechnology consulting firm, whose clients include pharma and biotech companies, venture firms and universities. Since April 2017, he serves as an operating partner at Samsara Biocapital. Since July 2018, he has been a founder and senior advisor at AgenTus Therapeutics, Inc. Since January 2014, Dr. Stein has served in a number of roles at Agenus, Inc., including CSO & Head, R&D, President, R&D & CSO, and Senior Advisor, R&D (his current position). He has held a number of progressively responsible senior management positions, including CSO & SVP of Research for Ligand Pharmaceuticals (from 1993 to 1996), EVP of Research & Pre-clinical Development for Dupont Merck (from 1996 to 1998), President and CSO for Incyte Pharmaceuticals (from November 2001 to September 2003), President of Roche Palo Alto (from September 2003 to January 2007) and CEO of KineMed (from August 2008 to May 2010). Dr. Stein spent the early part of his career at Merck, Sharp and Dohme Research Laboratories. He holds an MD and a PhD in Physiology & Pharmacology from Duke University.

The Board of Directors has reviewed Dr. Stein’s qualifications, taking into account the parameters specified by the Companies Law and the regulations thereunder, as well as the relevant provisions of the New York Stock Exchange Listed Company Manual (the “NYSE Listed Company Manual”), and has determined that Dr. Stein: (a) lacks any of the disqualifying relationships with the Company described above under the Companies Law, and is therefore fit to serve as an External Director; (b) possesses professional competence, as defined under the Companies Law regulations, and is therefore fit to serve as our second External Director (alongside Ms. Benshoshan, whom the Board had previously confirmed possesses accounting and financial expertise); (c) possesses financial literacy, as required to serve as a member of the audit committee of the Board under the NYSE Listed Company Manual; (d) qualifies as an “independent director” under the NYSE Listed Company Manual, including for purposes of serving on the audit committee and compensation committee of the Board; and (e) also meets the SEC independence requirements for serving a member of the audit committee and compensation committee of the Board.

Proposed Resolution

The Board of Directors will present the following resolution at the Extraordinary General Meeting pursuant to Proposal 1:

“RESOLVED, that Robert B. Stein, MD Ph.D, be, and hereby is, elected as an External Director of the Company for a term of three years, commencing on February 3, 2020.”

Required Majority

In order to elect Dr. Stein to a three-year term as an External Director under the proposal at the Meeting, the required vote is an affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

In addition to the foregoing simple majority, the election of Dr. Stein pursuant to the proposal also requires that either of the following conditions be met:

•

the majority of the total votes of non-controlling shareholders (as defined in the Companies Law) who do not have a conflict of interest (referred to as a “personal interest” under the Companies Law) (other than a conflict of interest that does not derive from a relationship with a controlling shareholder) in such election, and who are present at the Meeting in person or by proxy (abstentions and broker non-votes will not be taken into account) are voted in favor of the election; or

•

the total number of votes against the election of Dr. Stein by the non-controlling shareholders who do not have a conflict of interest in such election does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “Majority Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of the proposal. In addition, please note there the instructions as to how to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box “FOR” Item 1A on the proxy card or voting instruction form in order for your vote to be counted towards or against the special majority required under the Companies Law for the election of the External Director nominee under the proposal. If you do not check that box, even if you vote in favor of the election of the External Director nominee under the proposal, your vote will not be counted towards the special majority required under the Companies Law for approval of that election.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they collectively constitute a controlling shareholder. Therefore, for the purposes of the Meeting, the shares owned or controlled by them (or by entities under their control) will not be counted among the votes of the non-controlling, non-conflicted shareholders for purposes of the proposal.

Board Recommendation

The Board of Directors has determined that Dr. Robert B. Stein is fully qualified to serve as an External Director. Accordingly, the Board of Directors unanimously recommends a vote FOR the election of Dr. Stein as an External Director.

ADDITIONAL INFORMATION

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov and within the Investor Relations section of the Company’s website (www.Taro.com). As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi

Chairman of the Board of Directors

Dated:  December 30, 2019

TARO PHARMACEUTICAL INDUSTRIES LTD.

Proxy for Extraordinary General Meeting of Shareholders to be held on February 3, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Taro Pharmaceutical Industries Ltd. (the “Company”) hereby appoints each of Ohad Rosner, Anat Edrey and Avi Avramoff with full power of substitution to each of them, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company held of record in the name of the undersigned at the close of business on Thursday, January 2, 2020, at an Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company to be held on Monday, February 3, 2020, at 10:00 a.m., Israeli time, at the offices of the Company’s Israeli legal counsel, Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel, 5250608, and at any and all adjournments or postponements thereof, on the following matters (appearing on the reverse side), which are more fully described in the Notice of Extraordinary General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges receipt of the Notice and Proxy Statement.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to Proposal 1, the undersigned will be deemed to have not participated in the voting on THAT proposal (UNLESS THE UNDERSIGNED COMPLETES ITEM 1A, AS DESCRIBED BELOW, IN WHICH CASE this PROXY WILL BE VOTED “FOR” THAT PROPOSAL). this proxy will FURTHERMORE be voted in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of PROPOSAL 1 unless the undersigned indicates that (i) he, she or it is NOT a controlling shareholder and DOES NOT have a conflict of interest in the approval of THAT PROPOSAL, by checking the box “FOR” In Item 1A on the reverse side, or (ii) he, she or it is a controlling shareholder or has a conflict of interest in the approval of THAT PROPOSAL, by checking the box “AGAINST” In ITEM 1A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

TARO PHARMACEUTICAL INDUSTRIES LTD.

February 3, 2020

PROXY VOTING INSTRUCTIONS

INTERNET- Access ‘www.voteproxy.com/TARO’ and follow the on-screen instructions. Have your proxy card available when you access the web page.

Vote online until 11:59 p.m. EST, on February 2, 2020.

MAIL- Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON- You may vote your shares in person by attending the Extraordinary General Meeting.

GO GREEN- e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice, Proxy Statement and this proxy card are available at www.taro.com

↓Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.↓

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THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE BELOW PROPOSAL.

Please sign, date and return promptly in the enclosed envelope.

please mark your vote in blue or black ink as shown here ☒

PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEM 1A RELATED TO PROPOSAL 1.

FOR	AGAINST	ABSTAIN

Important Instructions for Item 1A

Under the Companies Law, you cannot be counted towards or against the majority required for the approval of Proposal 1 unless you complete Item 1A.

ACCORDINGLY, PLEASE BE CERTAIN TO CHECK THE BOX MARKED "FOR" IN ITEM 1A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 1.  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 1, you should check the box “AGAINST” on Item 1A.

To change the address on your account, please check the box below and indicate your new address in the address space below. Please note that changes to the registered name(s) on the account may not be submitted via this method. □

1. To elect Dr. Robert B. Stein, MD, Ph.D to the Board of Directors as an External Director, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) to serve for a three-year term commencing on February 3, 2020.

1A. By checking the box marked "FOR," the undersigned hereby confirms that he, she, or it is not a “controlling shareholder” (under the Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement) (other than a conflict of interest that does not derive from a relationship with a controlling shareholder) in the approval of Proposal 1. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST.” [THIS ITEM MUST BE COMPLETED]

□ □	□ □	□

Signature of shareholder	Date	Signature of shareholder	Date
Note:

Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 30, 2019

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
	Name:	Uday Baldota
	Title:	Chief Executive Officer and Director